UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: August 7, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐ No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-205643) ORIGINALLY FILED WITH THE SEC ON JULY 13, 2015

ITEM 1.01	Entry into a Material Definitive Agreement.

On August 4, 2015, Teekay Tankers Ltd. (the “Company”) entered into an Common Stock Purchase Agreement (the “Agreement”) pursuant to which it agreed to issue 9,118,797 shares of its Class A Common Stock (the “Shares”) to a group of institutional investors at a price of $6.65 per share (the “Share Price”). In addition, Teekay Corporation has committed to purchase directly from the Company 4,511,278 shares of the Company’s Class A Common Stock at the same Share Price, concurrently with the sales pursuant to the Agreement, with net proceeds from both transactions of approximately $90.5 million. The Shares are registered pursuant to a registration statement of the Company on Form F-3 previously filed and declared effective by the Securities and Exchange Commission. The Company intends to use the proceeds from these sales to partially fund its acquisition of 12 Suezmax vessels from Principal Maritime Tankers Corporation.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 10.1 and is incorporated by reference herein. A legal opinion relating to the Shares is filed as Exhibits 5.1.

ITEM 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

10.1	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 7, 2015	By:	/s/ Kevin Mackay
Kevin Mackay Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Watson, Farley & Williams LLP, relating to the legality of the securities being registered

10.1	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein.